United States
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                          For the month of May, 2002

                     GALEN HOLDINGS PUBLIC LIMITED COMPANY
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                (Translation of Registrant's Name Into English)

                           SEAGOE INDUSTRIAL ESTATE
                                   CRAIGAVON
                                   BT63 5UA
                                UNITED KINGDOM
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                   (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F ___X____ Form 40-F_______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

               SCHEDULE OF INFORMATION CONTAINED IN THIS REPORT

Notification to the London Stock Exchange and Irish Stock Exchange announcing the second quarter results of Galen Holdings PLC and the disposal of the Clinical Trials Services business.


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                                  SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     GALEN HOLDINGS PUBLIC LIMITED COMPANY

                                     By: /s/ Anthony D. Bruno
                                         ---------------------------------
                                         Name:  Anthony D. Bruno
                                         Title: Sr. Vice President, Corporate
                                                Development and General Counsel

Date: May 15, 2002


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                                 EXHIBIT INDEX


Exhibit No.       Description

99.1 Press Release announcing the second quarter results of Galen Holdings PLC.

99.2 Press Release announcing the disposal of the Clinical Trials Services business.